Exhibit 3

The following is an unofficial English Translation of the French document.


                                      HAVAS
A corporation (societe anonyme) with registered capital of 171,552,757.20 euros
            Registered Office: 2 allee de Longchamp, 92150 Suresnes
335 480 265 RCS (Registre du Commerce et des societes - Registry of Commerce and
                     Companies) of Nanterre. - APE: 744 B.

      Consolidated accounts of the Havas Group at June 30, 2005 under IFRS


I.   Consolidated income statement under IFRS

--------------------------------------------------------------------------------------------------------------
          (in (euro) million)                         Notes    1st half 2005       1st half 2004         2004
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Revenue                                                2.14              700                 748        1 491
--------------------------------------------------------------------------------------------------------------
Compensation                                                            (427)               (441)        (895)
Share-based payments                                   2.12               (4)                 (6)          (7)
Other operating expenses and income                                     (191)               (226)        (431)
Other operating items                                  2.13               (3)                  4           15
Operating income                                       2.14               75                  79          173
Interest income                                                            9                  10           23
Cost of debt                                                             (29)                (49)         (94)
Other financial expenses and income                                       (2)                  5          (12)
Net financial income (expense)                         2.15              (22)                (34)         (83)
Income of fully consolidated companies before tax                         53                  45           90
Income tax expense                                     2.16              (16)                (19)         (31)
Net income of fully consolidated companies                                37                  26           59
Share of profit of associates                           2.5                0                   1            1
--------------------------------------------------------------------------------------------------------------
Net income                                                                37                  27           60
--------------------------------------------------------------------------------------------------------------
Minority interests                                                        (3)                 (5)          (8)
--------------------------------------------------------------------------------------------------------------
Net income, Group share                                                   34                  22           52
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Earnings per share (in (euro))                         2.17
     Basic                                                              0.08                0.07         0.15
     Diluted                                                            0.08                0.07         0.15
--------------------------------------------------------------------------------------------------------------


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II.  Consolidated balance sheet under IFRS

-----------------------------------------------------------------------------------------------------
     ASSETS (in (euro) million)                 Notes          30.06.05 Net              31.12.04 Net
-----------------------------------------------------------------------------------------------------
Non-current assets
Goodwill                                          2.2                 1 447                     1 383
Intangible assets                                 2.3                    24                        24
Tangible assets                                   2.4                   109                       113
Associates' equity (equity method)                2.5                    13                         1
Financial assets available for sale                                      17                        16
Deferred tax                                                            176                       176
Other non-current financial assets                                       12                        11
-----------------------------------------------------------------------------------------------------
Total Non-current assets                                              1 798                     1 724
-----------------------------------------------------------------------------------------------------

Current assets
Inventories and work in progress                                         61                        46
Accounts receivable                                                   1 178                     1 011
Current tax receivables                                                   3                         6
Other receivables                                                       394                       299
Other current financial assets                                           26                        28
Cash and cash equivalents                       2.6/2.10                391                       538
-----------------------------------------------------------------------------------------------------
Total Current assets                                                  2 053                     1 928
-----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          3 851                     3 652
-----------------------------------------------------------------------------------------------------


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
------------------------------------------------------------------------------------------------------------------------------------
             LIABILITIES AND EQUITY (in (euro) million)                                       Notes     30.06.05 Net   31.12.04 Net
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                                             920            837
Capital                                                                                                          171            171
Share premium account                                                                                          1 528          1 527
Treasury stock                                                                              2.7                  (16)           (43)
Convertible bonds: option component                                                         2.9                  187            187
Retained earnings                                                                                               (972)          (969)
Currency translation adjustments                                                                                  22            (36)
Minority interests                                                                                                 4              2
------------------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                                                     924            839
------------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
Long-term borrowings                                                                      2.9/2.10               416            618
Earn-out and minority interest buy-out obligations                                        2.8/2.10                21             32
Long-term provisions                                                                        2.11                 137            141
Deferred tax                                                                                                       1             11
Other non-current liabilities                                                                                     11              9
------------------------------------------------------------------------------------------------------------------------------------
Total Non-current liabilities                                                                                    586            811
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
Current maturities of long-term borrowings (portion due in less than 1 year)              2.9/2.10               301             84
Short-term borrowings and overdrafts                                                      2.6/2.10               100             55
Earn-out and minority interest buy-out obligations (portion due in less than 1 year)      2.8/2.10                45             57
Provisions (portion due in less than 1 year)                                                2.11                  20             17
Accounts payable                                                                                               1 121          1 035
Tax payables                                                                                                      12             12
Other payables                                                                                                   735            726
Other current liabilities                                                                                          7             16
------------------------------------------------------------------------------------------------------------------------------------
Total Current liabilities                                                                                      2 341          2 002
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                                                   3 851          3 652
------------------------------------------------------------------------------------------------------------------------------------


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III. Consolidated statement of cash flows under IFRS


--------------------------------------------------------------------------------------------------------------------------------
              (in (euro) million)                                       Notes     1st half 2005      1st half 2004        2004
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

Consolidated net income
              Group share                                                                     34                 22          52
              Minority interests                                                               3                  5           8

Elimination of non-cash items
              Amortization and provisions                                                      9                 12          14
              Changes in deferred tax                                                         (2)                (9)         (1)
              (Gains)/losses on disposal of fixed assets                                      (7)                (2)         (8)
              Share of profit of associates                                                    0                 (1)         (1)
              Havas share-based payments                                                       4                  1           2
Operating cash flow                                                                           41                 28          66
Dividends received from associates                                                                                            1
Changes in working capital                                                                  (193)              (124)         66
--------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES                                         (152)               (96)        133
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

Purchase of fixed assets                                                                     (59)               (76)       (119)
              Intangible and tangible                                                        (18)               (19)        (37)
              Subsidiaries                                                2.18               (39)               (53)        (76)
              Loans granted                                                                   (2)                (4)         (6)

Proceeds from sale of fixed assets                                                            16                 22          58
              Intangible and tangible                                     2.18                14                  2           6
              Subsidiaries                                                2.18                 0                 18          48
              Loans repaid                                                                     2                  2           4

Effects of changes in consolidation methods                                                   (5)
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                        (48)               (54)        (61)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Dividends paid to Havas shareholders                                                         (30)               (15)        (15)
Dividends paid to minority interests                                                          (5)                (5)         (5)
Proceeds from issuance of stock                                                                1                            389
Principal payments of obligations under capital lease                                         (1)                (2)         (2)
Purchase of convertible bonds                                                                                   (85)       (481)
Proceeds from long-term borrowings                                                            23                 15          31
Repayment of long term-borrowings                                                             (6)               (61)       (103)
Net proceeds from disposal of treasury stock                                                  17                              1
--------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                                         (1)              (153)       (185)
--------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                   9                  1         (13)
Net increase (decrease) in cash and cash equivalents                                        (192)              (302)       (126)
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT OPENING                                                         483                609         609
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT CLOSING                                                         291                307         483
--------------------------------------------------------------------------------------------------------------------------------


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IV.  Consolidated statement of changes in equity

------------------------------------------------------------------------------------------------------------------------------------
                                                       Group share
                          ----------------------------------------------------------------------------------------------
                           Number of                       Retained
                            shares                Share    earnings                      Changes   Currency
                          issued (in             premium   and net   Treasury  Options/  in fair  translation             Minority
  (in (euro) million)     thousands)   Capital   account    income     stock    OCEANE    value   adjustments     Total   interests
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at December 31, 2004         421 398       171     1 527       (969)      (43)      187                   (36)       837          2
------------------------------------------------------------------------------------------------------------------------------------
Dividends                                                       (30)                                                 (30)        (6)
------------------------------------------------------------------------------------------------------------------------------------
Exercise of stock-options        247                   1          4                                                    5
------------------------------------------------------------------------------------------------------------------------------------
Treasury stock
transactions                   3 861                            (10)       27                                         17
------------------------------------------------------------------------------------------------------------------------------------
Currency translation
adjustments                                                                                                58         58          1
------------------------------------------------------------------------------------------------------------------------------------
Other                                                                                         (1)                     (1)         4
------------------------------------------------------------------------------------------------------------------------------------
Consolidated net
income                                                           34                                                   34          3
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as
at June 30, 2005             425 506       171     1 528       (971)      (16)      187       (1)          22        920          4
------------------------------------------------------------------------------------------------------------------------------------


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V.   Notes to the consolidated condensed financial statements

     All figures are presented in millions of euro, unless otherwise indicated.

1.   Accounting principles

     1.1. Context

     In application of the European Regulation 1606/2002 of July 19, 2002 relating to international accounting standards, the consolidated financial statements of the Havas Group ("the Group" or "Havas") for the financial year ended December 31, 2005 will be prepared in compliance with international accounting standards IAS/IFRS applicable at December 31, 2005 such as approved by the European Union. 2005 financial statements will be the first ones to be disclosed in IAS/IFRS. Comparative 2004 financial accounts will also be prepared under the same principles.

     In accordance with the recommendations of the French Stock Market Authority (Autorite des Marches Financiers) relating to the disclosure of interim financial statements for the first year of application of IFRS, Havas' consolidated financial statements of the interim period ended at June 30, 2005 have been prepared in compliance with IFRS as known at this date, excluding the application of IAS 34 "Interim financial reporting".

     Consolidated accounts as at June 30, 2005, June 30, 2004, and December 31, 2004 have been adjusted to IFRS as follows:

     - IFRS and its interpretations applicable as at December 31, 2005, as known to date;
     - resolution that the Group anticipates to date, relating to technical issues and ongoing projects still being discussed within IASB and IFRIC, and which could be applicable to 2005 financial statements ;
     - options retained and exemptions used which are expected to be the same for the preparation of the Group's 2005 IFRS consolidated accounts.

     For all these reasons, the balance sheet as at December 31, 2004 as presented below may not correspond to the balance sheet to be used for the preparation of the 2005 financial statements. Moreover, the first half 2004 and 2005 consolidated income statement under IFRS may be modified for future reporting.

     The impact of the switch of 2004 accounts from French GAAP to IFRS has already been disclosed in the 2004 annual report ("Document de reference").


     1.2. Summary of significant accounting policies

     1.2.1. Estimates

     The preparation of consolidated accounts requires management to make estimates based on certain assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ slightly from these estimates, depending on the changes in assumptions and situations from those envisaged.

     The main items subject to estimation are the following:

     -    revenue recognition,
     -    allowances for doubtful receivable accounts,
     -    provisions for expenses, in particular related to vacant premises,
     - additional payments for acquired companies and minority interest buy-out obligations,
     -    impairment of intangible assets and goodwill,
     -    employee stock option plan valuation,
     -    tax.


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     1.2.2. Homogenization of financial statements

     Financial statements of all the consolidated subsidiaries have been homogenized according to the Group accounting principles in compliance with IFRS.

     1.2.3. Methods of consolidation

     Both direct and indirect majority-owned companies are fully consolidated. This method consists of substituting the entire assets and liabilities of the related companies for the investments in the balance sheet, and in posting all their income and expenses to the income statement. Minority interests are recognized in the shareholders' equity and net income. Companies in which Havas has the ability to exercise a significant but non-controlling influence are accounted for by the equity method, where the Group's share of shareholders' equity and income is substituted for book value.

     1.2.4. Business combinations - Goodwill

     In accordance with the option offered by IFRS 1, business combinations completed prior to January 1, 2004 have not been restated. Therefore, no adjustment has been done to any goodwill recognized prior to that date. From January 1, 2004, the purchase accounting method is applicable to any future business combination. This method consists of allocating acquisition costs to assets acquired and liabilities assumed including contingent obligations, and in recognizing goodwill for the residual amount. Goodwill arising from acquisition of foreign subsidiaries is expressed in the related companies' currency, as it is considered as an asset of the companies.

     Since January 1, 2004 (the transition date), goodwill is no longer amortized whereas it was previously amortized over a period generally set at forty years. Goodwill is subject to an impairment test held at least once a year, and when there is evidence that it may be impaired. The impairment test is performed by comparing its carrying amount to its recoverable amount in order to assess whether an impairment is required.

     The process consists of allocating goodwill to each cash-generating unit
     (CGU) or each group of CGUs which could benefit from the synergy provided by the business combinations. Thus, the carrying amount of each CGU's or group of CGU's assets is compared to its equity recoverable amount (corresponding to the greater of the fair value net of selling costs and the recoverable amount). An impairment charge is then recognized in the income statement when the recoverable amount is lower than the carrying amount. The impairment charge is first allocated to goodwill and then to intangible assets if required.

     1.2.5. Translation of foreign subsidiaries' accounts

     Financial statements of foreign subsidiaries whose functionary currency is not the euro are translated into euros at the exchange rate prevailing on the last trading day of the financial year for assets and liabilities, and at the average exchange rate for the year for the income statement and the statement of cash flows. As Havas' exposure to high inflation countries is limited, the financial impact is relatively low. The accounts of the related subsidiaries have been converted into euros in the same manner as described above. As the net income presented in shareholders' equity is translated at the average rate for the year, any difference from the year-end closing rate is posted to consolidated retained earnings.

     As provided by IFRS 1, the Group has chosen to use the option of reclassifying the cumulative exchange translation adjustments as at January 1, 2004 to retained earnings for a total amount of (euro)225 million. Whenever foreign entities are disposed of, the connected currency exchange adjustments will not be taken into account for the computation of capital gains or losses.


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     1.2.6. Translation of transactions denominated in foreign currencies

     Transactions denominated in foreign currencies are translated into functionary currency using the applicable exchange rates at the transaction date. At each closing, monetary assets and liabilities denominated in foreign currencies are converted using the exchange rates prevailing at the closing date. Any exchange difference is posted to the income statement as "Other financial expenses and income", except those relating to net investments in certain foreign subsidiaries which are posted to equity as "Currency translation adjustments"until the disposal of the related subsidiaries.

     1.2.7. Derivative financial instruments

     Financial instruments used by the Group to manage exposure to interest rates and foreign exchange risks have been negotiated with leading banks, thus limiting counterpart risks. Derivatives typically include foreign currency swap agreements, and both foreign currency and interest rate swap agreements.

     A gain or loss on hedging instruments is recognized in the income statement if the instruments meet the criteria of a fair value hedge, or in equity for a cash flow hedge. Variances of hedged items' fair values are recorded symmetrically.

     1.2.8. Elimination of intra-group balances and transactions

     The balances of intra-group receivable and payable accounts, and intra-group transactions such as internal billings, dividend payments, capital gains or losses, increases and reversals of provisions relating to investments in consolidated subsidiaries, have been eliminated with the corresponding effects in the income statement.

     1.2.9. Current assets / Non-current assets

     Assets which are to be realized in, sold or consumed in the Group's normal operating cycle or within twelve months after the closing, are classified as "Current assets", along with assets available for sale and cash and cash equivalents. All other assets are classified as "Non-current assets".

     1.2.10. Cash and cash equivalents

     This category includes cash at bank and in hand, sight deposits, and short-term risk-free financial investments undertaken by the Group as part of its daily cash management. These investments represent trading financial assets, and are therefore assessed at their market value, with variances posted in income.

     1.2.11. Accounts receivable

     Accounts receivable whose partial or total recovery is uncertain, are reserved. The Group makes its judgement based upon its experience and the precedence of the receivable accounts which have been reviewed carefully.


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     1.2.12. Other receivables

     The other receivables include, in particular, accounts receivable related to payments for media buying in France where, since 1993, media buying companies must operate as an agent according to the "Loi Sapin" law. This means that the related debtor receivable accounts should be distinguished from other operating receivables due to their different legal nature.
     In addition, advances paid to suppliers are also included in this line.

     1.2.13. Inventories and work in progress

     Work in progress includes external purchasing costs for ongoing campaigns. They are depreciated when their realizable value becomes lower than their cost.

     1.2.14. Other financial assets

     Other financial assets mainly include loans to non-consolidated companies or employees, deposits, and proceeds receivable from disposal of subsidiaries. These assets are valued at amortized cost, and are depreciated when it is likely that they would not be recovered.

     1.2.15. Intangible and tangible fixed assets

     The cost of items whose future economic benefits will probably flow to the Group and which can be assessed reliably, are accounted for as fixed assets. Intangible and tangible fixed assets are valued at cost, and are not subject to any revaluation to fair value.

     When an asset lease, in substance, implies the transfer of the majority of risk and economic benefit related to the leased asset, the leased asset is recognized as an asset in the balance sheet with a financial debt as counterpart.

     Capitalized assets of this kind are amortized using the same conditions as those applicable for freehold assets, over a period not exceeding the lease when it is likely that this will not be renewed.

     When events indicate any potential impairment of a fixed asset, the asset is analysed by comparing its carrying value to its recoverable value. Whenever the carrying value is greater than the recoverable value, an impairment charge is recorded for the difference.

     Intangible and tangible fixed assets are amortized over their estimated useful life. The Group does not own any intangible fixed assets with an indefinite useful life.

      For illustration purposes, the periods of depreciation generally used are as follows:

    ----------------------------------------------------------------------------
    Fixed Assets                               Period of depreciation (years)
    Intangible:
       - Software                                          1-4
    ----------------------------------------------------------------------------
    Tangible:
       - Buildings                                       25-33
       - Plant and equipment                              3-10
       - Other
              o IT equipment,                              3-5
              o furniture,                                7-10
              o fixtures and fittings.                      10
    ----------------------------------------------------------------------------

1.2.16.  Deferred taxes

     Deferred taxes are recognized according to the variable carry forward method. They are calculated on temporary differences corresponding to the difference between the tax value and the book value of assets and liabilities of the consolidated balance sheet as well as on tax loss carry forwards of the Group's companies.


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     Deferred tax assets and liabilities of each taxable entity (legal entity or tax consolidation) have been netted when tax receivables and payables can be offset.

     Deferred tax assets are recognized upon the probability of their future recovery. A four to five-year period is usually retained to assess the probability of recovery.

     1.2.17. Financial assets available for sale

     This category includes financial assets which do not meet the definition of the assets as described in the other categories. It comprises equity investments that do not give right to any control nor significant influence. They are valued at fair value and any variances are posted to "Unrealized gains and losses" in equity until the disposal of the related financial assets.

     1.2.18. Current liabilities/Non-current liabilities

     Liabilities expected to be settled in the Group's normal operating cycle or within the twelve months following the closing and liabilities that are held primarily for the purpose of being traded are classified as "Current liabilities". All other liabilities are classified as "Non-current liabilities".

     1.2.19. Convertible bonds

     The << debt >> and << option >> components of convertible bonds are recorded separately at inception. The debt component value is determined by discounting all future cash outflows of the convertible bonds. The option component value corresponds to the difference between the debt component value and the issued amount. This value is posted to equity. The deferred tax liability resulting from the difference between the debt component book value and its corresponding tax value is deducted from equity. The financial expense relating to the convertible bonds is then calculated by application of the effective interest rate of the convertible bonds to the debt component at the end of each period. The excess of financial expense over the interest paid is added to the value of the debt component in the balance sheet bringing the debt component to its redemption value at the maturity date.

     1.2.20. Reserves

     This mainly includes reserves for vacant premises, tax risk, litigation and retirement obligations. Reserves for vacant premises are assessed at each closing taking into account future rental payments until the end of the leases, net of related assumed sublet income. Assumptions have been made on a case-by-case basis taking into account the specificities of each property. Reserves are discounted using a long-term risk-free rate. Discounting effect is recorded as "Other financial expenses and income". The Group and its tax advisors assess the potential tax issues at each closing date. A reserve for tax risk is recorded when a risk is qualified as being probable.


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     1.2.21. Retirement obligations and post-employment benefits

     In compliance with the laws in force and practice in all the countries in which the Group has operations, the Group contributes to pension schemes and post-employment benefits.

     For defined contribution schemes, the Group recognizes contributions due for each financial year as compensation in the income statement, since the Group has no other obligations.

     Some of the Group's retirement obligations are defined benefit schemes, and therefore are valued according to the projected credit unit method. The actuarial value of the future defined benefits is determined upon the calculation of estimated benefits due at the retirement date taking into account, on the one hand, expected salaries and seniority at that date and, on the other hand, other factors such as discounting, probability of remaining services and life expectancy until the retirement date. The yearly cost of this type of scheme corresponds to the cost attributable to an additional year of service for each beneficiary.

     The Group uses the << Corridor >> method, whereby only actuarial amounts exceeding 10% of the obligations or plan assets are amortized over the average remaining life of services of the employees.

     The cumulative actuarial loss as at January 1, 2004 of (euro)15 million was deducted from equity at that date, in application of the option offered by IFRS 1.

     1.2.22. Minority interest buy-out obligations

     The Group has entered into buy-out agreements with minority shareholders of most of its non-wholly owned companies granting them put options which may be exercised at certain dates in the future and at prices determined by formulae corresponding to current market practices.

     These commitments have been recorded in financial liabilities for their discounted exercise price. Therefore, the related minority interests have been eliminated from equity and any difference arising from the elimination of minority interests against financial liabilities is posted to "Goodwill". Nevertheless, the Group continues to recognize the minority shareholders' share in the income statement.

     This accounting has been retained by the Group knowing that this issue is still under discussion within the IFRIC and that may lead the Group to opt for another accounting for the 2005 closing.

     In addition, as some of these agreements are conditioned by the continued employment of the beneficiaries and due to the absence of precise guidance under IFRS for the accounting of buy-out payments, the Group has elected to recognize them as compensation in conformity with US GAAP.

     The Group has also assessed put options included in buy-out agreements according to IAS 39 and has accounted for these options as a credit to goodwill whenever there was any value attributable to them. This is the case when they allow the minority shareholders to sell their shares to the Group for a value above fair market value. This accounting treatment, which is consistent with the treatment described above for buy-out obligations, must also be confirmed by the IFRIC.


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     1.2.23. Accounting for additional payments for acquired companies
     (earn-outs)

     Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities when the payments are considered probable and their amount can be reliably estimated.

     The amount due is reviewed at each closing by applying the earn-out formulae to the latest available financial data.

     Moreover, when obligations are conditioned by the continued employment of the managers, the Group has elected to recognize them as compensation in conformity with US GAAP and due to the absence of IFRS guidance.

     1.2.24. Share-based transactions

     The Group has granted options to subscribe for Havas shares to its employees (Equity settled plans).

     At the date of grant, the options' fair value is computed using the binomial method, this amount being charged to the income statement over the vesting period. This method takes into account characteristics of the plan (price and exercise period), market factors at the grant date (risk-free rate, share market price, volatility, expected dividend), and a hypothesis of the beneficiaries' behaviour. The options' fair value is charged to the income statement over the vesting period on a straight-line basis. This amount is recorded on a specific line "Share-based payments", against equity. When options are exercised, the cash received from beneficiaries is credited to equity.

     The Group has also granted options to subscribe for subsidiaries' shares to employees of such subsidiaries, and committed to exchange the shares against Havas shares when options are exercised. This type of stock option plan is qualified as an equity settled plan.

     In addition, the Group has granted options to subscribe subsidiaries' shares to employees of such subsidiaries and committed to repurchase the shares when options are exercised (cash settled plan). In this case, the difference between the exercise price and the purchase price is estimated at each closing and recorded into the income statement in "Share-based payments" over the vesting period and on a straight-line basis. This amount is adjusted until the settlement of the liability.

     The Group has elected to apply IFRS 2 to equity instruments granted after November 7, 2002 which were not yet vested as at December 31, 2004. Moreover, liabilities resulting from share-based transactions and which were settled prior to December 31, 2004 have not been restated.

     1.2.25. Other payables

     The other payables include, in particular, payables relating to payments for media buying in France where, since 1993, media buying companies must operate as an agent according to the "Loi Sapin" law. This means that the related payable accounts should be distinguished from other operating payables due to their different legal nature.

     In addition, this line also includes advances received from clients, as well as tax and social charge payables.

     1.2.26. Treasury stock

      Treasury stock is deducted from equity for its acquisition price. Any gain or loss arising from its disposal is posted to equity.


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     1.2.27. Revenue recognition

     Substantially all the revenue of the Group is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized on the date that the service is performed (net of costs incurred for production) or at the date the media is aired or published.

     Some of the contractual arrangements with clients also include performance incentives that allow the Group to receive additional payments based upon its performance for the client, measured against specified qualitative and quantitative objectives. The Group recognizes the incentive portion of the revenue under these contractual arrangements when these qualitative and quantitative goals are achieved in accordance with the arrangements.

     1.2.28. Compensation

     Compensation comprises all direct and indirect expenses relating to employees.

     1.2.29. Other operating items

     Unusual, abnormal and non-current significant expenses and income are shown on this line item in the income statement in order to facilitate the measurement of the Group's performance. This line includes capital gains and losses on disposals of fixed assets, goodwill impairment charges and all other items which correspond to the above criteria.

     1.2.30. Other financial expenses and income

     This line item mainly includes gains and losses on disposals of non-consolidated investments and related depreciation, exchange gains and losses, gains and losses on convertible bond buy-backs, and trading of financial assets.

     1.2.31. Interim closing income tax calculation

     The income tax expense shown in the income statement for interim periods is calculated by applying an estimated annual income tax rate on the income before tax of the related interim period. The rate used is adjusted to take into account items which relate to a specific period within the year.

     1.2.32. Earnings per share calculation methods

     "Basic earnings per share" is calculated using the weighted average number of shares in issue during the period, excluding treasury shares.

     "Diluted earnings per share" is calculated according to the treasury stock method:

     - in the numerator, earnings are adjusted by excluding the interest expenses relating to the convertible bonds;
     - the denominator consists of the weighted average number of shares in issue during the period, excluding treasury shares, plus the number of shares which would result from all other potentially dilutive securities, such as warrants, stock options and convertible bonds, giving access to the capital stock, less the number of shares that could be repurchased at market value with the cash obtained from the exercise of such dilutive securities. The market value retained corresponds to yearly average value of Havas share.

     However, marketable securities which give access to the capital stock are only taken into account in the computation when they have a dilutive effect on earnings per share.

     In addition, for comparison purposes of presented earnings per share, the weighted average number of outstanding shares and those of prior years are adjusted in case of capital increases with preferential subscription rights.


--------------------------------------------------------------------------------
                                     13/32

2.   Notes

     2.1. Scope of consolidation

     No significant change in the scope of consolidation occurred during the 1st half 2005.

     In 2004, more than twenty legal entities were taken out of the scope of consolidation, at the date the Group no longer controlled these entities, following the important program of disposals and closures of agencies launched in 2003 as part of the Group's strategic reorganization and restructuring carried out during 2004.

     ---------------------------------------------------------------------------
     Number of companies at December 31, 2003                               391
     ---------------------------------------------------------------------------
     Acquisitions                                                             7
     ---------------------------------------------------------------------------
     Disposals/closures                                                     (26)
     ---------------------------------------------------------------------------
     Mergers/spin-offs                                                      (31)
     ---------------------------------------------------------------------------
     Number of companies at December 31, 2004                               341
     ---------------------------------------------------------------------------
     Acquisitions                                                             1
     ---------------------------------------------------------------------------
     Disposals/closures                                                      (5)
     ---------------------------------------------------------------------------
     Mergers/spin-offs                                                      (12)
     ---------------------------------------------------------------------------
     Number of companies at June 30, 2005                                   325
     ---------------------------------------------------------------------------

     2.2. Goodwill

     ---------------------------------------------------------------------------
                         (in (euro) million)
     ---------------------------------------------------------------------------
     Value at December 31, 2004                                           1 383
     ---------------------------------------------------------------------------
     Acquisitions of companies                                                2
     ---------------------------------------------------------------------------
     Acquisitions of minority interests                                      17
     ---------------------------------------------------------------------------
     Changes in scope of consolidation                                       (9)
     ---------------------------------------------------------------------------
     1st half 2005 impairment charge                                         (3)
     ---------------------------------------------------------------------------
     Currency translation adjustments                                        57
     ---------------------------------------------------------------------------
     Value at June 30, 2005                                               1 447
     ---------------------------------------------------------------------------

     The goodwill increase in the 1st half 2005 is mainly due to currency translation adjustments on goodwill denominated in US dollars.


--------------------------------------------------------------------------------
                                     14/32

     2.3. Intangible assets

     ---------------------------------------------------------------------------
                             (in (euro) million)
     ---------------------------------------------------------------------------
     Gross value at December 31, 2004                                        60
     ---------------------------------------------------------------------------
     Acquisitions                                                             5
     ---------------------------------------------------------------------------
     Disposals/write-downs                                                   (4)
     ---------------------------------------------------------------------------
     Changes in scope of consolidation                                       (5)
     ---------------------------------------------------------------------------
     Currency translation adjustments                                         3
     ---------------------------------------------------------------------------
     Gross value at June 30, 2005                                            59
     ---------------------------------------------------------------------------
     Cumulative amortization/depreciation at December 31, 2004              (36)
     ---------------------------------------------------------------------------
     1st half 2005 depreciation                                              (3)
     ---------------------------------------------------------------------------
     Changes in scope of consolidation                                        4
     ---------------------------------------------------------------------------
     Cumulative amortization/depreciation at June 30, 2005                  (35)
     ---------------------------------------------------------------------------
     Net value at June 30, 2005                                              24
     ---------------------------------------------------------------------------

     Intangible assets mainly include software and Havas trademarks purchased in 2002 from Vivendi Universal Publishing for an amount of (euro)4.6 million. These trademarks are amortized over 10 years.

     2.4. Tangible assets

     ----------------------------------------------------------------------------------------------------------
                                                        Land/          Plant and
              (in (euro) million)                     Buildings        equipment          Other          Total
     ----------------------------------------------------------------------------------------------------------
     Gross value at December 31, 2004                        39               96            179            314
     ----------------------------------------------------------------------------------------------------------
     Acquisitions                                                              4              9             13
     ----------------------------------------------------------------------------------------------------------
     Disposals, write-downs                                  (7)             (14)            (9)           (30)
     ----------------------------------------------------------------------------------------------------------
     Changes in scope of consolidation                                         2             (1)             1
     ----------------------------------------------------------------------------------------------------------
     Currency translation adjustments                         1                6             14             21
     ----------------------------------------------------------------------------------------------------------
     Gross value at June 30, 2005                            33               94            192            319
     ----------------------------------------------------------------------------------------------------------
     Cumulative amortization at December 31, 2004           (12)             (71)          (118)          (201)
     ----------------------------------------------------------------------------------------------------------
     Amortization                                            (2)              (4)           (10)           (16)
     ----------------------------------------------------------------------------------------------------------
     Disposals, write-downs                                   2                9             11             22
     ----------------------------------------------------------------------------------------------------------
     Changes in scope of consolidation                                        (1)             0             (1)
     ----------------------------------------------------------------------------------------------------------
     Currency translation adjustments                                         (5)            (9)           (14)
     ----------------------------------------------------------------------------------------------------------
     Cumulative amortization at June 30, 2005               (12)             (72)          (126)          (210)
     ----------------------------------------------------------------------------------------------------------
     Net value at June 30, 2005                              21               22             66            109
     ----------------------------------------------------------------------------------------------------------

     In June 2005, the Group disposed of two buildings located in Madrid and Barcelona (Spain) for a total amount of (euro) 18.1 million. The related capital gains before tax amounted to (euro) 8.0 million which is presented in "Other operating items". The building located in Barcelona was sold to a company controlled by certain Directors on the Havas Board of Directors. This transaction is detailed in note 2.18.


--------------------------------------------------------------------------------
                                     15/32

     2.5. Associates' equity (equity method)

     ---------------------------------------------------------------------------------------------------------------------------
        (in (euro) million)                 Group share in equity                            Group share in net income
                                   ---------------------------------------------------------------------------------------------
                                          30.06.2005        31.12.2004         1st half 2005         1st half 2004          2004
     ---------------------------------------------------------------------------------------------------------------------------
     Carillo Pastore                               9                                       0
     ---------------------------------------------------------------------------------------------------------------------------
     Other                                         4                 1                     0                     1             1
     ---------------------------------------------------------------------------------------------------------------------------
     Net value at June 30, 2005                   13                 1                     0                     1             1
     ---------------------------------------------------------------------------------------------------------------------------

     The company Carillo Pastore of which the Group owns a 49% stake and which was previously fully consolidated has been consolidated by the equity method as from January 2005. This change in consolidation method does not have a material effect on the income statement and the balance sheet of the Group.

     2.6. Net cash and cash equivalents

     ---------------------------------------------------------------------------
               (in (euro) million)              30.06.05             31.12.2004
     ---------------------------------------------------------------------------
     Cash and cash equivalents                       391                    538
     ---------------------------------------------------------------------------
     Short-term borrowings and overdrafts           (100)                   (55)
     ---------------------------------------------------------------------------
     Net cash                                        291                    483
     ---------------------------------------------------------------------------

     The cash shown in the statement of cash flows includes cash and cash equivalents, net of bank overdrafts which are considered as part of the cash management.

     2.7. Treasury stock

     During the 1st half 2005, the Group disposed of 3,861,325 treasury shares for a total amount of (euro)16.8 million, generating a loss of (euro)9.6 million that has been deducted from equity. As at June 30, 2005, treasury shares amounted to 3,572,792 for a total carrying value of (euro)16.4 million which were also deducted from equity.

     2.8. Earn-out and minority interest buy-out obligations

     As indicated in notes 1.2.22 and 1.2.23, the Group usually enters into buy-out and earn-out agreements when acquiring companies. Through the buy-out agreements, the Group grants put options to minority shareholders to sell their shares to the Group. The Group also provides for additional payments for acquired companies (earn-out agreements). These obligations are accounted for in "Earn-out and minority interest buy-out obligations" in the balance sheet liabilities.

     ---------------------------------------------------------------------------
               (in (euro) million)              30.06.05             31.12.2004
     ---------------------------------------------------------------------------
     Earn-out obligations                             11                     30
     ---------------------------------------------------------------------------
     Buy-out obligations                              55                     59
     ---------------------------------------------------------------------------
     Total                                            66                     89
     ---------------------------------------------------------------------------

     The variance of earn-out obligations is mainly due to the payments made during the 1st half 2005 for a total amount of (euro) 20.6 million.

     The variance of buy-out obligations is mainly due to the payments made for a total amount of (euro) 15.8 million which were partially offset by new obligations of (euro) 1.6 million and the increase of existing obligations as at December 31, 2004 due to a better performance of related companies in 2004.

     Buy-out obligations which are accounted for as compensation (see note 1.2.22) are presented in << Other current liabilities >> for a total amount of (euro) 2.9 million and (euro) 5.9 million as at June 30, 2005 and December 31, 2004, respectively.


--------------------------------------------------------------------------------
                                     16/32

     2.9. Convertible bonds (<< OCEANE >>)

     As indicated in note 1.2.19, the two components << option >> and << debt >> of a compound financial instrument should be accounted for separately. The following table summarizes the option value at inception of the three existing OCEANEs as at December 31, 2003, and their related debt amounts shown in the balance sheet as at June 30, 2005 and December 31, 2004.

     ---------------------------------------------------------------------------
        (in (euro) million)          30.06.05                   31.12.2004
     ---------------------------------------------------------------------------
                              OCEANE  OCEANE   OCEANE    OCEANE   OCEANE  OCEANE
                               1999    2000     2002      1999     2000    2002
     ---------------------------------------------------------------------------
     Option component
     of OCEANEs                   34      61       93        34       61      93
     ---------------------------------------------------------------------------
     Total in equity              34      61       93        34       61      93
     ---------------------------------------------------------------------------
     Long-term borrowings
     ---------------------------------------------------------------------------
     - non-current                 0              407         0      208     401
     ---------------------------------------------------------------------------
     - current                     0     213                  0
     ---------------------------------------------------------------------------
     Total in financial
     liabilities                   0     213      407         0      208     401
     ---------------------------------------------------------------------------

     2.10. Net financial debt

     ---------------------------------------------------------------------------
            (in (euro) million)                 30.06.05             31.12.2004
     ---------------------------------------------------------------------------
     OCEANEs                                         620                    609
     ---------------------------------------------------------------------------
     Bank borrowings                                  78                     64
     ---------------------------------------------------------------------------
     Debt under capital leases                         1                      2
     ---------------------------------------------------------------------------
     Other financial liabilities                      18                     27
     ---------------------------------------------------------------------------
     Long-term borrowings                            717                    702
     ---------------------------------------------------------------------------
     Short-term borrowings and overdrafts            100                     55
     ---------------------------------------------------------------------------
     Earn-out obligations                             11                     30
     ---------------------------------------------------------------------------
     Buy-out obligations                              55                     59
     ---------------------------------------------------------------------------
     Total Financial liabilities                     883                    846
     ---------------------------------------------------------------------------
     Cash and cash equivalents                      (391)                  (538)
     ---------------------------------------------------------------------------
     Net financial debt                              492                    308
     ---------------------------------------------------------------------------

     Some bank borrowings are subject to financial covenants. It should be noted that the ratios are determined on the basis of French GAAP financial data, and will need to be updated, in agreement with the related banks, to take into account the new IFRS accounting rules.

     In particular, on December 2, 2004, Havas entered into a (euro)150 million floating rate credit facility agreement with a pool of banks ("Club Deal") and which is also subject to financial covenants. This credit facility was not used at June 30, 2005. The financial covenants applicable to the Group's consolidated financial statements as at June 30, 2005 are the following:


     - EBITDA/Net financial income (loss): > 4.0 : 1
     - Adjusted net debt/EBITDA:           < 3.0 : 1


--------------------------------------------------------------------------------
                                     17/32

     The following are the other financial covenants of the Group applicable:

         o    to the Group's consolidated data:
     - Net debt/Shareholders' equity: < 0.8 : 1
     - EBIT/Net financial income:     > 5.0 : 1

         o    to local data:
     - EBIT/Interest expense:            > 3.0 : 1
     - EBITDA/Interest expense:          > 3.0 : 1
     - Debt/EBITDA:                      < 3.8 : 1
     - Debt/Shareholders' equity:        < 2.5 : 1

     All the financial covenants applicable to the 1st half 2005 financial statements were met (based on financial statements restated under French
     GAAP).

     2.11. Reserves

     ---------------------------------------------------------------------------
     Reserves for tax risk                               51                  51
     ---------------------------------------------------------------------------
     Reserves for other risk                             11                  11
     ---------------------------------------------------------------------------
     Sub-total Reserves for risk                         67                  67
     ---------------------------------------------------------------------------
     Reserves for pension                                41                  39
     ---------------------------------------------------------------------------
     Reserves for vacant premises                        45                  50
     ---------------------------------------------------------------------------
     Reserves for other expenses                          4                   2
     ---------------------------------------------------------------------------
     Sub-total Reserves for expenses                     90                  91
     ---------------------------------------------------------------------------
     Total Reserves                                     157                 158
     ---------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------------------------
                                                                        Reversal      Reversal of      Currency
                                                      Increase in       of used        not used       translation
           (in (euro) million)         31.12.2004      reserves         reserves       reserves       adjustments       30.06.2005
     -----------------------------------------------------------------------------------------------------------------------------
     Reserves for risk                         67               0             (2)              (1)              3               67
     -----------------------------------------------------------------------------------------------------------------------------
     Reserves for expenses                     91               5             (9)              (2)              5               90
     -----------------------------------------------------------------------------------------------------------------------------
     Total Reserves                           158               5            (11)              (3)              8              157
     -----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     18/32

     2.12. Accounting for employee stock option plans

     The Group has granted options to subscribe for Havas shares to its employees or directors.

     These plans are generally vested over a three-year period, with a third acquired every year. The exercise period is 10 years for French beneficiaries against 7 for others. The options are generally exercisable when vested.

     When exercised, these plans are settled in shares and therefore accounted for as indicated in note 1.2.24.

     As indicated in note 1.2.24, the Group has elected to apply IFRS 2 to equity instruments granted after November 7, 2002, and which were not yet vested as at December 31, 2004. The following table summarizes the characteristics of these plans:

     ------------------------------------------------------------------------------------------------------------------------------
                                                                 2003 Plans                                   2004 Plans
     ------------------------------------------------------------------------------------------------------------------------------
     The date of grant                          March               July            December               May            December
     ------------------------------------------------------------------------------------------------------------------------------
     Dividend yield                              15.0%               1.5%                1.5%              1.5%                1.5%
     ------------------------------------------------------------------------------------------------------------------------------
     Volatility                                  30.0%              30.0%               30.0%             30.0%               30.0%
     ------------------------------------------------------------------------------------------------------------------------------
     Risk-free rate                         4.14-4.50%               4.2%          4.26-4.59%              4.6%             3.22-4%
     ------------------------------------------------------------------------------------------------------------------------------
     Options' fair value                    0.77-0.90          1.21-1.28           1.32-1.53         1,34-1,46           1.16-1.42
     ------------------------------------------------------------------------------------------------------------------------------

     Situation at December 31, 2004
     ------------------------------------------------------------------------------------------------------------------------------
     Exercise price                              2.43               3.67                3.99              4.06                4.17
     ------------------------------------------------------------------------------------------------------------------------------
     Number of outstanding options          2 403 376            345 560           1 596 340           411 916          10 108 000
     ------------------------------------------------------------------------------------------------------------------------------

     Situation at June 30, 2005
     ------------------------------------------------------------------------------------------------------------------------------
     Exercise price                              2.39               3.62                3.93                 4                4.11
     ------------------------------------------------------------------------------------------------------------------------------
     Number of outstanding options          2 191 035            239 430           1 565 515           418 133          10 260 553
     ------------------------------------------------------------------------------------------------------------------------------

     The Group has also granted options to subscribe for shares of subsidiaries to some employees of these subsidiaries and committed to exchange the shares issued against Havas shares when options are exercised. These options are accounted for according to the rule applicable to equity settled stock option plan.

     In addition, the Group has granted options to subscribe for shares of subsidiaries to some employees of these subsidiaries and committed to repurchase the shares when options are exercised (see note 1.2.24).

     Set forth in the table below is the amount recognized in the income statement regarding all the above stock option plans:

     ------------------------------------------------------------------------------------------------------
            (in (euro) million)                        1st half 2005        1st half 2004             2004
     ------------------------------------------------------------------------------------------------------
     Expense on equity settled stock option plans                 (4)                  (1)              (2)
     ------------------------------------------------------------------------------------------------------
     Expense on cash settled stock option plans                    0                   (5)              (5)
     ------------------------------------------------------------------------------------------------------
     Total Stock option plan charges                              (4)                  (6)              (7)
     ------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     19/32

     2.13. Other operating items

     ------------------------------------------------------------------------------------------------------
            (in (euro) million)                        1st half 2005        1st half 2004             2004
     ------------------------------------------------------------------------------------------------------
     Capital gains and losses on disposals
     of fixed assets                                              10                   (5)               7
     ------------------------------------------------------------------------------------------------------
     Goodwill impairment charge                                   (3)                  (6)              (7)
     ------------------------------------------------------------------------------------------------------
     Costs related to the change of the
     Chief Executive Officer                                     (10)
     ------------------------------------------------------------------------------------------------------
     Write-back of reserve for mutual insurance                                        10               10
     ------------------------------------------------------------------------------------------------------
     Write-back of MCI reserve                                                          5                5
     ------------------------------------------------------------------------------------------------------
     Total Other operating items                                  (3)                   4               15
     ------------------------------------------------------------------------------------------------------

     The 1st half 2005 capital gains and losses mainly relate to the disposal of two buildings located in Spain as described in note 2.4 whereas those of the 1st half 2004 arose from the disposal of subsidiaries.

     Over the 1st half 2005, the Group recognized a (euro)10 million expense relating to the departure of the Chief Executive Officer.

     During 2004, the Group decided to stop contributions to the medical care scheme in favour of future French retirees and therefore reversed the related reserves.

     In addition, in 2004, the Group wrote-back the reserve related to the MCI WorldCom risk that became unfounded.

     2.14. Segment information

     All Group businesses present the same characteristics and complement each other. They are run on the same economic model. The Havas Group offers its clients a wide range of communication consulting services. More and more clients are asking for integrated communication services which are leading the Group to create communication operating units covering many disciplines in each geographical region as follows:

     -----------------------------------------------------------------------------------------------------------------------
                                                        Revenue                                  Operating income
         Geographical breakdown   ------------------------------------------------------------------------------------------
                                         1st half      1st half                       1st half       1st half
                                           2005          2004           2004            2005           2004            2004
     -----------------------------------------------------------------------------------------------------------------------
          (in (euro) million)                 700           748        1 491                75             79           173
     -----------------------------------------------------------------------------------------------------------------------
     Europe                                    53%           52%          53%               57%            58%           63%
     -----------------------------------------------------------------------------------------------------------------------
     North America                             40%           40%          39%               40%            37%           28%
     -----------------------------------------------------------------------------------------------------------------------
     Asia Pacific                               4%            4%           4%                1%             2%            4%
     -----------------------------------------------------------------------------------------------------------------------
     Latin America                              3%            4%           4%                2%             3%            5%
     -----------------------------------------------------------------------------------------------------------------------
     Total                                    100%          100%         100%              100%           100%          100%
     -----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     20/32

     2.15. Net financial income (expense)

     ---------------------------------------------------------------------------
                                                1st half     1st half
                    (in (euro) million)           2005         2004        2004
     ---------------------------------------------------------------------------
     Interest income                                   9         10          23
     ---------------------------------------------------------------------------
     Cost of debt                                    (29)       (49)        (94)
     ---------------------------------------------------------------------------
     -OCEANEs                                        (21)       (34)        (66)
     ---------------------------------------------------------------------------
     -Other                                           (8)       (15)        (28)
     ---------------------------------------------------------------------------
     Other financial expenses and income              (2)         5         (12)
     ---------------------------------------------------------------------------
     Losses on OCEANE buy-backs                                             (16)
     ---------------------------------------------------------------------------
     Exchange gains                                               3           2
     ---------------------------------------------------------------------------
     Other                                            (2)         2           2
     ---------------------------------------------------------------------------
     Net financial income (expense)                  (22)       (34)        (83)
     ---------------------------------------------------------------------------

     As part of the management of the Group's indebtedness structure, Havas Group repurchased 17,570,404 convertible bonds between December 3, 2004 and December 10, 2004 for cancellation according to the terms of the issue agreement, for an average unit price of (euro) 25.17 and a total amount of
     (euro) 442.3 million representing a total nominal value of (euro) 379.5 million. This transaction generated a (euro) 15.9 million financial expense in the second half 2004.

     2.16. Income tax expense

     ---------------------------------------------------------------------------
                                                1st half     1st half
                                                  2005         2004        2004
     ---------------------------------------------------------------------------
     Income of fully consolidated
     companies before tax                           53            45         90
     ---------------------------------------------------------------------------
     Income tax expense                            (16)          (19)       (31)
     ---------------------------------------------------------------------------
     Effective tax rate                             31%           42%        34%
     ---------------------------------------------------------------------------

     The decline of the effective tax rate between the 1st half 2004 and the 1st half 2005 is mainly due to a decrease of charges which do not generate tax credits for the 1st half 2005 (share-based payments, goodwill impairment charge, etc.).

     2.17. Earnings per share

     ---------------------------------------------------------------------------
                                                    Number of
                                         Net        shares (in       Earnings
             1st half 2005              income      thousands)       per share
     ---------------------------------------------------------------------------
     Group share basic earnings           34          422 973          0.08
     ---------------------------------------------------------------------------
     Options                               0            1 869
     ---------------------------------------------------------------------------
     OCEANEs                               0
     ---------------------------------------------------------------------------
     Group share diluted earnings         34          424 842          0.08
     ---------------------------------------------------------------------------

     The remaining outstanding number of subscription or purchase options as at June 30, 2005 amounted to 36,883,584 of which only 1,868,831 have been taken into account for the calculation of diluted earnings per share. The remaining options are anti-dilutive.

     In addition, OCEANEs convertible into 57,110,789 existing or new shares have not been taken into account for the calculation as they are anti-dilutive.

     ---------------------------------------------------------------------------
                                                    Number of
                                         Net        shares (in       Earnings
             1st half 2004              income      thousands)       per share
     ---------------------------------------------------------------------------
     Group share basic earnings           22          320 325           0.07
     ---------------------------------------------------------------------------
     Options                               0            2 694
     ---------------------------------------------------------------------------
     OCEANEs                               0
     ---------------------------------------------------------------------------
     Group share diluted earnings         22          323 019           0.07
     ---------------------------------------------------------------------------

     The remaining outstanding number of subscription or purchase options as at June 30, 2004 amounted to 29,272,755 of which only 2,694,117 have been taken into account for the calculation of diluted earnings per share. The remaining options are anti-dilutive.

     In addition, OCEANEs convertible into 75,588,305 existing or new shares have not been taken into account for the calculation as they are anti-dilutive.


--------------------------------------------------------------------------------
                                     21/32

     ---------------------------------------------------------------------------
                                                    Number of
                                         Net        shares (in       Earnings
                 2004                   income      thousands)       per share
     ---------------------------------------------------------------------------
     Group share basic earnings           52         340 534           0.15
     ---------------------------------------------------------------------------
     Options                               0           1 169
     ---------------------------------------------------------------------------
     OCEANEs                               0
     ---------------------------------------------------------------------------
     Group share diluted earnings         52         341 703           0.15
     ---------------------------------------------------------------------------

     The remaining outstanding number of subscription or purchase options as at December 31, 2004 amounted to 39,549,417 of which only 1,168,782 have been taken into account for the calculation of diluted earnings per share. The remaining options are anti-dilutive.

     In addition, OCEANEs convertible into 74,785,259 existing or new shares have not been taken into account for the calculation as they are anti-dilutive.

     2.18. Related parties

     During June 2005, the Group sold a building located in Barcelona (Spain) to Inversiones Y Servicios Publicitarios, S.L., a company controlled by Fernando Rodes Vila (a Director on the Havas Board of Directors and Chief Executive Officier of MPG), Leopoldo Rodes Castane (a Director on the Havas Board of Directors and Chairman of MPG) and their relatives, for an amount of (euro)6.2 million corresponding to the building market value of which
     (euro)1.2 million was paid on June 30, 2005, the remaining (euro)5 million to be paid in September 2005.

     2.19. Contractual and off balance sheet commitments

     The Group has not undertaken significant commitments during the 1st half 2005 that are not accounted for in the accompanying financial statements.



--------------------------------------------------------------------------------
                                     22/32

     2.20. Other information

     Bankruptcy of WorldCom Inc.

     On July 21, 2002, WorldCom Inc., an important client of the Havas group, began bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code. Havas provides WorldCom Inc. and its subsidiary MCI (hereafter MCI) with advertising and media services (including the purchase of advertising space).

     As part of its media services, Havas acts as MCI's authorized agent and as intermediary for payments made to media suppliers from MCI, according to the concept of sequential liability adopted as a professional standard in 1991 by the American Association of Advertising Agencies.

     On August 4, 2003, Havas and MCI concluded a settlement agreement that provides for the partial settlement of amounts owed to Havas prior to the commencement of bankruptcy proceedings. This agreement, which provides for the payment to Havas of approximately $14.3 million, a large part of which will be paid to the suppliers from which Havas ordered services on behalf of MCI, came to force on April 20, 2004, the date on which MCI emerged from bankruptcy after its reorganization scheme had been approved by the U.S. Bankruptcy Court. Under this agreement, in the first half of 2004 the Havas group received $14.3 million as settlement of the balance of its claims against MCI prior to the bankruptcy. A significant portion of this amount was repaid to the suppliers that the Havas group engaged on behalf of MCI.

     At December 31, 2004, the Havas group cleared the MCI receivables and debts in its accounts for a residual amount of $18.0 million and restated an amount of $6.5 million as non-recurring income reflecting the excess portion of the reserve booked in 2002 for production fees.

     However, the risk of legal action by the suppliers against Havas remains. To date, the Havas group has received a claim from one production service provider which was amicably settled for an insignificant amount. In addition, the Havas group has received a demand for the payment of pensions and health contributions for talent engaged on behalf of MCI. No legal action has been filed to date.

     Moreover, as of this date, no media supplier has initiated legal action against the Havas group, or waived such legal action to obtain payment of the balance of these accounts payable. It is not possible to determine the nature, probability, or the result of possible legal actions in this respect, nor the amount of any loss that might result. Thus, although a loss or losses are possible, the Havas group is not able to determine the probability or magnitude of any such loss. Therefore, no reserve has been recorded.

     Class action against American Student List LLC

     On February 18, 2004, legal proceedings were initiated in the United States in a Florida court against our subsidiary American Student List LLC. The plaintiff alleged that American Student List LLC obtained information from Florida's Department of Motor Vehicles and used and divulged this information in violation of the US Driver's Protection Act. The complainant declared that it represents 876,665 individuals whose personal data was obtained, used or divulged without their consent by American Student List LLC and called for the proceedings to be qualified as a class action, and for American Student List LLC to be ordered to pay $2,500 (plus costs in connection with the proceedings, including lawyers' fees) for each infraction. The plaintiff subsequently amended the complaint, adding a claim for damages for invasion of privacy and claiming consequential damages.

     The case was dismissed because of procedural errors. Since nothing prevented the plaintiff from refiling a new action without the defects of the first claim, American Student entered into a settlement agreement with the named plaintiff, definitively ending the lawsuit. To date, there has been no other action filed against American Student List LLC on these grounds.


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                                     23/32

     2.21. Conscience clauses

     In June 2005, an employee of the Group informed Havas of his intention to assert his "conscience clause" (clause de conscience) contained in his employment agreement following the departure of the Chief Executive Officer. The Group is studying this request. Due notably to the uncertainty related to the interpretation and the application of this clause, this has been considered as a contingent liability for which no reserve has been recorded at June 30, 2005 since the Group is unable to assess its financial impact. The Group's estimate of the maximum amount that could be due is
     (euro)3.2 million. In addition, during July 2005, two other employees also informed the Group of their similar intentions, which requests are also currently being studied. The Group's estimate of the maximum total amount that could be due for these three requests is (euro)5.7 million.


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                                     24/32

3.   First half 2004 income statement -- Transition from French GAAP to IFRS

     The main reclassification relates to << Exceptional items >> presented in the income statement under French GAAP. As this notion does not exist any longer under IFRS, the different components of this line item have been reallocated to the other line items of the income statement under IFRS. In addition, certain charges previously included in other operating expenses have been reclassified to compensation.

            First half 2004 income statement reported in French GAAP

     ------------------------------------------------------------------------------------------------------------------------------
                (in (euro) million)                             French format           Reclassifications              IFRS format
     ------------------------------------------------------------------------------------------------------------------------------
     Revenue                                                              750                                                 750
     ------------------------------------------------------------------------------------------------------------------------------
     Compensation                                                        (419)                        (22)                   (441)
     Share-based payments
     Other expenses and income from operations                           (240)                         16                    (224)
     Other operating items                                                                              4                       4
     Operating income                                                      91                          (2)                     89
     Net financial income (expense)                                       (26)                                                (26)
     Income of fully consolidated companies before tax                     65                          (2)                     63
     Exceptional items                                                     (2)                          2
     Income tax expense                                                   (16)                                                (16)
     Net income of fully consolidated companies                            47                           0                      47
     Share of profit of associates                                          1                                                   1
     ------------------------------------------------------------------------------------------------------------------------------
     Net income before goodwill amortization and impairment                48                           0                      48
     ------------------------------------------------------------------------------------------------------------------------------
     Group share                                                           43                                                  43
     Goodwill amortization and impairment                                 (30)                                                (30)
     ------------------------------------------------------------------------------------------------------------------------------
     Consolidated net income                                               18                           0                      18
     ------------------------------------------------------------------------------------------------------------------------------
     Group share                                                           14                           0                      14
     ------------------------------------------------------------------------------------------------------------------------------

     In addition, to the reclassifications mentioned above, adjustments made to IFRS are as follows:


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                                     25/32

     1st half 2004 income statement -- Transition from French GAAP to IFRS

     ------------------------------------------------------------------------------------------------------------------------------
                                                                          Goodwill
                                                                        depreciation                 Stock
                                                              French        and                      option
                   (in (euro) million)                         GAAP      impairment       OCEANE     plans        Other       IFRS
     ------------------------------------------------------------------------------------------------------------------------------
             NOTE                                                           3.1             3.2       3.3
     ------------------------------------------------------------------------------------------------------------------------------
     Revenue                                                    750                                                  (2)       748
     ------------------------------------------------------------------------------------------------------------------------------
     Compensation                                              (441)                                                          (441)
     Share-based payments                                                                                (6)                    (6)
     Other expenses and income from operations                 (224)                                                 (2)      (226)
     Other operating items                                        4               (6)                                 6          4
     Operating income                                            89               (6)          0         (6)          2         79
     Interest income                                             10                                                             10
     Cost of debt                                               (27)                         (22)                              (49)
     Other financial expenses and income                         (9)                          12                      2          5
     Net financial income (expense)                             (26)                         (10)                     2        (34)
     Income of fully consolidated companies before tax           63               (6)        (10)        (6)          4         45
     Income tax expense                                         (16)                           3                     (6)       (19)
     Net income of fully consolidated companies                  47               (6)         (7)        (6)         (2)        26
     Share of profit of associates                                1                                                              1
     ------------------------------------------------------------------------------------------------------------------------------
     Net income                                                  48               (6)         (7)        (6)         (2)        27
     ------------------------------------------------------------------------------------------------------------------------------
     Group share                                                 43               (6)         (7)        (6)         (2)        22
     Goodwill amortization and impairment                       (30)              30                                             0
     ------------------------------------------------------------------------------------------------------------------------------
     Consolidated net income                                     18               24          (7)        (6)         (2)        27
     ------------------------------------------------------------------------------------------------------------------------------
     Group share                                                 14               24          (7)        (6)         (2)        22
     ------------------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------------------
     Earnings per share (in (euro))
               Basic                                           0.05                                                            0.07
               Diluted                                         0.05                                                            0.07
     ------------------------------------------------------------------------------------------------------------------------------


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                                     26/32

     3.1 Goodwill impairment and amortization

     Under French GAAP, the Group applied US accounting standard "SFAS 142". Thus, the carrying value of each one of the three divisions of Havas (which met the definition of reporting units), was compared to its fair value. When fair value was lower than the carrying value, an exceptional impairment was required.

     According to IAS 36, for impairment test purposes, goodwill should be allocated to each related cash-generating unit (CGU) or group of CGUs which could benefit from the synergy provided by the business combinations. In application of this principle, the method to determine the potential impairment is unchanged compared to previous practice, but it applies to a lower unit level. The Group has thus been required to undertake impairment tests at a much finer level than before.

     In addition, the Group amortized its goodwill over a period generally set at 40 years whereas goodwill amortization is no longer permitted under IFRS.

     3.2 Convertible bonds

     Under French GAAP, proceeds from a convertible bond issuance are recorded in << Financial liabilities >> and possible related redemption premium is accounted for in "Reserves for risk and expenses" when its payment is probable. Yearly financial charges correspond to annual coupon, issuance cost amortization and reserves for redemption premium.

     Under IAS 32, bonds convertible into shares are required to be split into their separate "debt" and "option" components at inception. The value of the "debt" component is determined by discounting all future cash flows of the convertible bonds. The value of the "option" component corresponds to the difference between the "debt" component value and the issued amount. This value is posted to equity. The deferred tax liability resulting from the difference between the debt component book value and its corresponding tax value is deducted from equity. The financial expense relating to the convertible bonds is then calculated by application of the effective interest rate of the convertible bonds to the debt component at the end of each period. The excess of financial expense over the interest paid increases the value of the debt component in the balance sheet bringing the debt component to its redemption value at the maturity date.

     3.3 Share-based transactions

     Havas has granted options to subscribe for Havas shares to Group employees. Under French GAAP, when exercised, these options were accounted for as capital increases without any impact on the income statement (Equity settled plan).

     Under IFRS 2, these types of options are required to be recognized as compensation in the "Share-based payments" line item of the income statement against "Equity". Thus, at the date of grant, the options' fair value is computed using the binomial method, this amount being charged to the income statement over the vesting period. The Group has also granted options to subscribe for subsidiaries' shares to employees of such subsidiaries, and has undertaken to exchange them against Havas shares when exercised. These options have been accounted for according to the rule applicable to Equity settled plans.

     In addition, the Group has also granted options to subscribe for subsidiaries' shares to employees of such subsidiaries, and has committed to repurchase them when exercised (Cash settled plan). The difference between the exercise price and the repurchase price, where applicable, was accrued for.


--------------------------------------------------------------------------------
                                     27/32

     According to IFRS 2, cash settled plan options must be accounted for at their fair value as compensation in the "Share-based payments" line item of the income statement, against liabilities. That value must be recorded over the relevant vesting period and the related liability must be adjusted at each closing until their repurchase date.

4. First half 2004 statement of cash flows -- Transition from French GAAP to IFRS

------------------------------------------------------------------------------------------------------------------------------------
                                                                Reported                                             IFRS  pro forma
          (in (euro) million)                                 1st half 2004         OCEANEs (1)        Other (2)      1st half 2004
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Consolidated net income                                                  18                  (7)             16                  27
Elimination of non-cash items                                            26                 (15)            (10)                  1
Operating cash flow                                                      44                 (22)              6                 28
Changes in working captal                                              (121)                  5              (8)               (124)
------------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                       (77)                (17)             (2)                (96)
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Purchase of fixed assets                                                (79)                  0               3                 (76)
     Intangible and tangible                                            (19)                                                    (19)
     Financial                                                          (60)                                  3                 (57)

Proceeds from sale of fixed assets                                       29                   0              (7)                 22
     Intangible and tangible                                              2                                                       2
     Financial                                                           27                                  (7)                 20

Net cash of acquired or disposed companies                               (7)                                  7
------------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN)/PROVIDED BY INVESTING ACTIVITIES                     (57)                  0               3                 (54)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Dividends paid                                                          (20)                                                    (20)
Changes in long-term borrowings                                        (154)                 17               4                (133)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED IN)/PROVIDED BY FINANCING ACTIVITIES           (174)                 17               4                (155)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents              1                                                       1
Net increase (decrease) in cash and cash equivalents                   (307)                  0               5                (302)
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT OPENING                                    624                                 (15)                609
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT CLOSING                                    317                   0             (10)                307
------------------------------------------------------------------------------------------------------------------------------------

     (1) Under IFRS, interest payments on OCEANEs are shown in operating activities in the statement of cash flows whereas they were previously presented in financing activities under French GAAP.

     (2) Proceeds from sale of financial assets in the 1st half 2004 IFRS pro forma statement of cash flows are presented net of cash disposed of.

     The cash and cash equivalents shown in the statement of cash flows included an amount of (euro)15 million and (euro)10 million as at January 1, 2004 and June 30, 2004, respectively, corresponding to a term deposit covering a bank borrowing by an American subsidiary. Since this cash is not available in less than three months, these amounts have been reclassified to other financial assets in the balance sheet under IFRS.


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                                     28/32

5.   2004 statement of cash flows -- Transition from French GAAP to IFRS

------------------------------------------------------------------------------------------------------------------------------------
                                                                Reported                                                 IFRS
          (in (euro) million)                                     2004           OCEANEs (1)           Other (2)      pro forma 2004
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Consolidated net income                                               43                (17)                 34                  60
Elimination of non-cash items                                         86                (45)                (35)                  6
Operating cash flow                                                  129                (62)                 (1)                 66
Changes in working captal                                             52                  7                   8                  67
------------------------------------------------------------------------------------------------------------------------------------
CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES                      181                (55)                  7                 133
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Purchase of fixed assets                                            (125)                 0                   6                (119)
     Intangible and tangible                                         (37)                                                       (37)
     Financial                                                       (88)                                     6                 (82)

Proceeds from sale of fixed assets                                    67                  0                  (9)                 58
     Intangible and tangible                                           6                                                          6
     Financial                                                        61                                     (9)                 52

Net cash of acquired or disposed companies
------------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN)/PROVIDED BY INVESTING ACTIVITIES                  (58)                 0                  (3)                (61)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Dividends paid                                                       (20)                                                       (20)
Capital increase                                                     389                                                        389
Changes in long-term borrowings                                     (613)                55                   4                (554)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                 (244)                55                   4                (185)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents         (10)                                    (3)                (13)
Net cash increase (decrease) in cash and cash equivalents           (131)                 0                   5                (126)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH AND CASH EQUIVALENTS AT OPENING                             624                                    (15)                609
------------------------------------------------------------------------------------------------------------------------------------
NET CASH AND CASH EQUIVALENTS AT CLOSING                             493                  0                 (10)                483
------------------------------------------------------------------------------------------------------------------------------------

     (1) Under IFRS, interest payments on OCEANEs are shown in operating activities in the statement of cash flows whereas they were previously presented in financing activities under French GAAP. In addition, the buy-backs of 2000 OCEANEs are recorded under IFRS for an amount of
          (euro)395 million in financing activities against (euro) 442 million (corresponding to the buy-back price) under French GAAP. The portion of the buy-back price corresponding to accrued interest is presented in operating activities under IFRS.

     (2) The cash and cash equivalents shown in the statement of cash flows included an amount of (euro)15 million and (euro) 10 million as at January 1, 2004 and December 31, 2004, respectively, corresponding to a term deposit covering a bank borrowing by an American subsidiary. Since this cash is not available in less than three months, these amounts have been reclassified to other financial assets in the balance sheet under IFRS.


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                                     29/32

6.   2004 consolidated income statement -- Transition from French GAAP to IFRS

     The 2004 annual report ("Document de reference 2004") includes a draft 2004 pro forma consolidated income statement under IFRS. In 2005, the presentation of the 2004 consolidated income statement was slightly modified. Changes made are as follows:

     -    "Income from operations" line item was deleted;
     - "Other operating items" line item includes a profit of (euro) 10 million relating to the write-back of a reserve for a terminated mutual insurance for retirees, and a write-back of a reserve of
          (euro) 5 million relating to MCI WorldCom according to the definition described in note 1.2.29;
     - "Compensation" line item includes (euro) 40 million of charges which were previously considered as "Other expenses and income from operations".

------------------------------------------------------------------------------------------------------------------------
                                                          Reported 2004                                  2004 income
                                                           consolidated                                statement after
        (In (euro) million)                              income statement      Reclassifications      reclassifications
------------------------------------------------------------------------------------------------------------------------
Revenue                                                             1 491                                        1 491
------------------------------------------------------------------------------------------------------------------------
Compensation                                                         (843)                   (52)                 (895)
Share-based payments                                                   (7)                                          (7)
Other expenses and income from operations                            (468)                    37                  (431)
Income from operations                                                173
Other operating items                                                   0                     15                    15
Operating income                                                      173                      0                   173
------------------------------------------------------------------------------------------------------------------------


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                                     30/32

VI. Statutory and contractual auditors' report on the half-year consolidated condensed financial statements: period from January 1st to June 30, 2005

     [This is a free translation into English of the original statutory auditors' report on the half-year condensed consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers]

     To the shareholders ,

     In our capacity of statutory and contractual auditors and pursuant to Article L.232-7 of the French Company Act (Code de commerce) we have:

     o reviewed the accompanying half-year consolidated condensed financial statements of Havas for the six month period ended June 30, 2005,

     o examined the information contained in the half-year Group management's report.

     The half-year consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

     In preparation of the transfer to IFRS as adopted by the European Union for 2005 full year financial statements and as described in the notes to the financial statements, the half-year consolidated financial statements have been prepared for the first time in accordance with the IFRS accounting and valuation rules such as adopted by the European Union as well as with the 2005 interim financial statements presentation and disclosure recommendations such as issued by the French Financial Market Authorities ("AMF"). These half-year consolidated condensed financial statements include the half-year 2004 and year-end 2004 comparative information restated under the same basis.

     We conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the half-year condensed consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of Group management and knowledgeable personnel or information that we deemed necessary.

     Based on our review, nothing has come to our attention that causes us to believe that the half-year consolidated condensed financial statements are not prepared, in all material respects and as described in the notes to the financial statements, in accordance with the IFRS accounting and valuation rules such as adopted by the European Union as well as with the 2005 interim financial statements presentation and disclosure recommendations such as issued by the AMF.

     Without qualifying our conclusion in that respect, we draw your attention to the following notes to consolidated condensed financial statements as of June 30, 2005:


--------------------------------------------------------------------------------
                                     31/32

     - Note 2.20 underlines the potential uncertain consequences that might result from the bankruptcy of one customer in 2002, as well as from the law suit against an American subsidiary and a contingent liability linked to the exercise of a fairness provision ("clause de conscience") as stated in note 2.21.

     - Note 1.1 that describes the different options taken for the disclosure of the half-year consolidated condensed financial statements, such financial statements do not include all the information required by the IFRS accounting and valuation rules such as adopted by the European Union.

     - Notes 1.1, 1.2.22, 1.2.23 that present the reason why the comparative figures that will be presented in the consolidated accounts as of December 31, 2005 and in the 2006 half-year consolidated condensed financial statements might be different from those included in the consolidated condensed financial statements attached to this report

     We have also examined, in accordance with professional standards applicable in France the information contained in the half-year Group management's report on the half-year consolidated financial statements submitted to our review.

     We have no comment to make as to the consistency with the half-year consolidated financial statements and the fairness of the information contained in the half-year management report.


     French original signed in Paris La Defense and Paris


     On September 8, 2005


     By




     ERNST & YOUNG Audit              Yves LEPINAY & Associes FIDINTER     FNEC

     Contractual Auditor                            The Statutory Auditors


     Christian CHIARASINI             Jean-Yves LEPINAY         Francois BOUCHON


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